December 23, 2024

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

Adrian Kuzycz
Chief Executive Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lions Gate Entertainment Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 27, 2024
           File No. 333-282630
Dear James W. Barge and Adrian Kuzycz:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed November 27, 2024 Background of the Transactions, page 115

1. Please revise to include a discussion of, and any negotiations surrounding, the Reverse
       Stock Split and the decision to seek a non-binding advisory vote. December 23, 2024
Page 2

Information About STARZ After The Transaction, page 294

2. We note your response to prior comment 18. Please revise to identify the source you rely on in your reference to "high user ratings" and "Editor's choice awards."
Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 439

3. We note your response to prior comment 29 and we reissue it in part. Please revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4. Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a
   should    or
          more likely than not    opinion to make clear that the opinion is
subject to a degree of
       uncertainty. In such cases, counsel should explain clearly why it cannot
give a    will
       opinion. Refer to Staff Legal Bulletin No. 19.
Material Canadian Federal Income Tax Consequences of the Transactions for Lionsgate
Shareholders, page 446

4. We note your revised disclosure in response to prior comment 30. Please revise the first sentence to state that the conclusions are the opinion of counsel and revise the description of the tax consequences to express a conclusion for each material
       Canadian federal income tax consequence.
Index to Financial Statements, page F-1

5.     We note your response to prior comment 31. Please clarify if Lionsgate
Studios
       Holding Corp. is a business combination related shell company and, if so, explain how you made that determination.
Lionsgate Studios Condensed Combined Financial Statements for the Six Months
Ended
September 30, 2024 and 2023
Notes to Condensed Combined Financial Statements
Note 11. Revenue
Accounts Receivable, Contract Assets and Deferred Revenue, page F-180

6. Please disclose the cause of the significant changes in deferred revenues (contract liabilities) from March 31, 2024 to September 30, 2024. Refer to ASC 606-10-50-10.
General

7. It appears from your fee table that you are not registering the exchange transactions that comprise the Initial Share Exchange, including the issuances of New Lionsgate
       Class C preferred shares. If true, please tell us the exemption that you intend to rely on for each of those exchanges and provide your analysis of the basis for the exemption.
       Alternatively, please clarify that you are registering these exchanges. December 23, 2024
Page 3

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services